TYPE:         425
SEQUENCE:     1
DESCRIPTION:  FILING OF COMMUNICATION

                      Filed by Juno Online Services, Inc.
             Pursuant to Rule 425 under the Securities Act of 1933
                     Subject Company: United Online, Inc.
                         Commission File No. 000-26009

                          2Q01 CONFERENCE CALL SCRIPT

OPERATOR:

Good afternoon, ladies and gentlemen, and welcome to the Juno Online Services second quarter conference call. At this time all participants are in a listen-only mode. After the formal remarks, we will conduct a question-and-answer session. If anyone should require assistance during the call, please press the star key followed by the zero key on your touch-tone phone. As a reminder, this conference call is being recorded and broadcast live on Juno's Web site at www.juno.com/investor, and it will be available for replay on the site two hours after the call ends.

I would now like to introduce your host for today's conference call, Ms. Becky Yeamans, Juno's Vice President of Investor Relations.


BECKY YEAMANS:

Thank you. Good afternoon, everyone, and thank you for joining us for this conference call to review Juno's financial and operating performance during the second quarter of 2001. With me today are Charles Ardai, Juno's President and CEO, and Harshan Bhangdia, Juno's Chief Financial Officer.

I'd like to remind everyone that, like most such presentations, this conference call will contain forward-looking statements. Any forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements - including without limitation statements about future events or Juno's future financial results - may be materially impacted by risks and uncertainties. In particular, this call may include information about our current outlook for Juno's business based on our own internal projections. Any such projections are based on information available to us at this time, and management expects that internal projections and expectations may change over time. Our policy is to provide such information about management expectations only once per quarter, and generally not to update such information until the subsequent quarter.

Actual results may differ materially from these projections for a variety of reasons. We refer you to the documents that the company has filed and will file from time to time with the Securities and Exchange Commission as well as to documents filed with the SEC by United Online, the new company formed to be the parent company of Juno and NetZero following the completion of the pending merger. These documents identify important risk factors that could cause actual events or results to differ materially from those discussed during this conference call.

Any persons replaying this broadcast after July 26, 2001 should recognize that any non-historical information discussed in the call may not be current or valid after that date, because the circumstances and assumptions underlying the information provided may have changed.

As always, if you have questions at the end of the call, we encourage you to ask them in this public forum, so that the company may address them, to whatever extent is appropriate at this time, for the benefit of all investors.

Now I'd like to turn the call over to Charles Ardai.  Charles?


CHARLES ARDAI:

Thank you, Becky, and thanks also to everyone else for taking the time to be on this call with us.

As you know if you saw our press release earlier, Juno had a very strong second quarter from the point of view of the company's bottom line. We've told you over the past several quarters that we planned to drive the company aggressively toward profitability, and you've consistently seen us execute on this plan. In the quarter that just ended, we cut our net loss by more than 70% compared with the prior quarter and more than 90% year-over-year. Our net loss dropped to just $2,600,000 in the second quarter, down from $9,600,000 in the first quarter and down from $42,900,000 in the year-ago quarter. We currently project that our net loss for the entire second half of the year will total less than $2,000,000.

In the second quarter, we also achieved our first-ever positive pro forma EBITDA, excluding expenses associated with NetZero-related activities; and it was a strong quarter in other dimensions as well. Our billable services are increasingly central to our business, and we achieved strong results there, with our billable service revenues increasing by more than 34 % year-over-year, and billable service subscribers increasing to 26.4% of our active subscriber base, up from 22% at the end of the March quarter. And we ended the second quarter with approximately $42,000,000 in cash and cash equivalents, an amount we continue to project would be more than adequate to fund Juno's operations until the business becomes cash-flow positive.

Total revenue for the second quarter was $29,400,000 up from $28,700,000 in Q1. Roughly 84% of our revenues came from billable services, with the remaining 16% coming from various forms of advertising and electronic commerce. This compares to 80% billable services, 20% advertising and e-commerce in the previous quarter. We currently expect our mix of revenues to continue shifting toward billable services in the third quarter.

Our net loss of $2,600,000 for the second quarter comes to $.06 per share, down 94% from the $1.11 net loss per share we reported for the year-ago quarter, and 73% better than the net loss of $.23 per share we reported for the first quarter of 2001. Our pro forma EBITDA, excluding NetZero-related merger and litigation expenses, came in at a positive $446,000, or $.01 per share.

We believe that the significant bottom-line improvement we achieved this quarter was in part the result of our successful reduction of operating expenses and improvement of billable services margin through the adoption of measures designed to increase average revenue per billable subscriber and to encourage heavier users of our free service to modify their usage patterns or upgrade to a billable service. As projected, these measures (together with an 88.7% reduction in year-over-year subscriber acquisition expenditures) contributed during the second quarter to both a decline in our subscriber count and an improvement in the quality of our subscriber base, as reflected in profitability per subscriber. In the month of June, we had 3,300,000 active subscribers, including 884,000 billable service subscribers. Average monthly subscription fees realized per billable subscriber increased 6.5% compared to the previous quarter.

Our continuing shift of emphasis toward our billable services reflects a broader trend you have seen reported widely in coverage of the Internet sector; many companies that have historically provided free services have started working to establish additional sources of revenue. The difference in Juno's case is that the migration of subscribers from free to billable services has always been central to our business model, and we believe we may be unique in already having converted hundreds of thousands of free users into paying customers.

Expertise in converting subscribers from free to billable services is one of a number of assets we expect to bring to our merger with NetZero later this year; our strong bottom line is another, as is the valuable operating experience we have gained in the course of driving our business so aggressively toward profitability. Together with the considerable assets NetZero brings to the merger, we believe that Juno's strengths will position the combined company, United Online, very well to emerge as both one of the largest and potentially one of the most efficient competitors in the Internet access space.

We'll talk more about that a little bit more later. First, though, let me turn you over to Harshan Bhangdia, our Chief Financial Officer, to give you some more information about the quarter that just ended, as well as some guidance for what we might expect during future quarters, not taking into account the planned merger with NetZero. Harshan?


HARSHAN BHANGDIA:

Thank you Charles. Our Q2 revenues of $29,400,000 represent an annualized run rate of around $117,000,000, an amount that is right in line with our forecasts.

Billable service revenues grew by just over 8% sequentially, to $24,800,000 in the second quarter, as compared with $22,900,000 dollars in the preceding quarter. As Charles mentioned, the measures we implemented to improve the profitability of our billable services contributed to an increase of about 6.5% in the average monthly subscription fee revenues per billable subscriber during the second quarter.

We believe these measures also caused a certain amount of subscriber attrition, but as expected, any revenue lost due to the decline in our billable subscriber count was counterbalanced by the higher revenues collected from the subscribers that remained and the cost savings associated with the elimination of the usage hours of any subscribers that left the service. The net result was a significant improvement in our billable services margin, which increased to 48.5% during Q2, up from 33% in Q1. Going forward, we expect billable service revenues and related margins to decline modestly as we continue managing our services in a manner consistent with our goal of maximizing per-subscriber profitability, a strategy that is expected to cause further declines in both active and billable subscriber counts. However, we expect our overall bottom line to improve significantly in the second half of this year, as compared with the first half.

Advertising and e-commerce revenues totaled $4,600,000 in the second quarter of 2001, down from $5,800,000 in the first quarter. This decrease can be attributed in large part to the widely reported decline in the market for Internet advertising, and we expect the revenues to decline by a roughly comparable amount in the third quarter. On a positive note, the dollar value of our backlog of advertising contracts - that is, commitments by advertisers to run advertising over the Juno service - remained flat quarter-over-quarter at about $7,000,000 as of June 30th, which we believe may signal improved stability in this revenue line for the fourth quarter.

During the second quarter, Juno's top 10 advertisers accounted for 8.3% of total revenues and about 53% of advertising and e-commerce revenues. No one advertiser accounted for more than 2.5% of total revenues or 14% of advertising and e-commerce revenues for the quarter.

The second quarter saw a sequential improvement in our overall gross margin, which increased to just over 51% in Q2, up from about 41% in Q1.

The improvement in billable services gross margin that we mentioned earlier is attributable primarily to the increase in subscription fees per billable subscriber, as well as a decrease in our effective telecommunications rates. Margins also improved as a result of a drop in hours of Web usage per subscriber, which went from an average of about 21 to 22 hours per month in Q1 to between 18 and 19 hours per month in Q2 as the measures we discussed earlier led to attrition among our heaviest (and therefore least profitable) subscribers.

We currently expect hours of Web usage per billable subscriber to increase over the coming quarters, and there can be no assurance that such growth will be offset by any further improvement in revenue per subscriber or telecom rates. That said, we believe our cost to provide service to a single billable subscriber remains lower than many of our major national competitors, totaling between $4.00 and $5.00 per month on average.

Approximately $.92 of the $4.00 and $5.00 represents the cost of customer service, while the balance is attributable principally to telecommunications, personnel and equipment costs. To supply customer service and technical support, we make use of a team of support agents engaged through an outsourced service provider, ClientLogic. This team totaled 355 agents as of the end of Q2, down significantly from about 570 agents at the end of Q1 due to expanded use of our automated e-mail-based customer service system and a 40% drop in customer service call volume.

Our monthly churn rate for paying subscribers was in the 4% to 5% range during Q2, and we believe this is generally comparable to the rest of the industry.

Gross margin for advertising and transaction fee revenues declined sequentially to 65% in Q2, down from 73.6% in Q1. We attribute this decrease primarily to a reduced advertising revenue base over which to allocate related overhead costs. Gross margins on advertising and transaction fee revenues are expected to remain roughly flat over the remainder of the year.

Our operating expenses improved significantly during the second quarter, to $17,600,000 in Q2, down from $58,800,000 in the year-ago quarter and $22,100,000 in Q1 of this year. Savings were due to reductions in telecommunications hours associated with the free service and in expenditures for subscriber acquisition, as well as the positive impact of previously reported reductions in staff-related expenses. We reduced subscriber acquisition expenses to $4,300,000 in Q2, down from $38,100,000 in the year-ago quarter and $6,300,000 in Q1 of this year. "Operations, free service" expenses dropped to $4,000,000 in Q2, down from $9,500,000 in the year-ago quarter and $6,300,000 in Q1.

If you look at our cost to provide our free service, you'll see that the combination of "Operations, free service" expenses and the portion of cost of revenues that is associated with the free service averaged approximately $.62 per active free subscriber per month in the quarter. This is an improvement of 23% compared with the cost of $.81 per month reported in the preceding quarter, due in large part to the measures we implemented to address resource consumption by heavier users of the service, as well as reductions in our telecom rates. The spread between the per-subscriber cost of $.62 and our per-subscriber revenues, which totaled approximately $.43 a month in Q2, improved by 36.7% quarter-over-quarter, to $.19 in Q2, down from $.30 in Q1.

We continue to believe that our per-subscriber cost to provide the free service is significantly lower than we have seen reported by other Internet access providers. In addition to the effects of the measures mentioned earlier, we believe our cost advantage to be due in part to the use of our patented offline "caching" technology which reduces costly hours of connection time without reducing hours of potentially revenue-generating ad display time.

As we mentioned earlier, our cash position at June 30th totaled about $42,000,000, and we would expect our net loss for the second six months of 2001 to be less than $2,000,000.

Before turning the call back over to Charles, I would like to point out that while our improved operating efficiencies and strong bottom line are attributable to a wide range of factors, perhaps the most important is the outstanding job that our staff has done in executing the strategy we laid out for them and described to you quarter-after-quarter over the past year. This consistent strong performance gives us confidence - and we think should give you confidence -- that our team is more than prepared to tackle the tasks of establishing United Online as a leader in the consumer Internet space. Charles?


CHARLES ARDAI:

Thanks Harshan. We are extremely pleased with the continued improvement in Juno's operating results this quarter and with the prospects for the business going forward. Harshan is right that our greatest strength lies in the talent, dedication, and performance our staff has applied to adapting our business as the environment has evolved and to driving our company toward profitability.

The advantages associated with Juno's flexible business model and with the free-to-billable conversion strategy that we pioneered have never been clearer. I believe we are within striking distance of profitability because of this business model, and we look forward to bringing our extensive experience operating under this model to the combined company we plan to form with NetZero. Each company brings substantial assets to this strategic combination, including a large free subscriber base from which we hope to draw the next generation of paying subscribers; other contributions range from Juno's existing large billable subscriber base and NetZero's considerable capital resources to both companies' well-known brands and established a strategic marketing relationships. Add in the potential synergies associated with combining two such similar companies into a single, integrated operation over time and you gain some insight into why we feel this merger is so promising.
I am looking forward enthusiastically to seeing what the combined Juno-NetZero team can accomplish over the coming quarters and years.

Once again, many thanks for your support. If you have questions, we'll be glad to answer them now.


OPERATOR:

We will proceed in taking questions now. I have a question from Eileen Furukowa, with Salomon Smith Barney. Ms. Furukowa


MS. FURUKOWA:

Hi. A quick question about your churn rate. You say that it's about four to five percent, and I was wondering why you think that's going to be sustained going forward, because it seems to me at least AOL and a lot of these other ISPs really ramp up their marketing, especially broadband. Do you think that's going to effect return? Also, a lot of the competitors have been raising prices. Do you have any intentions to do that on your billable service?


MR. ARDAI:

Thanks. Of course there's no guarantee that the churn rate will in fact remain constant. It has varied some over the last few years, but it's been relatively constant, sometimes under four, sometimes a little over five, not only for Juno, but according to the public reports that we've received from our competitors, it seems as though it's a fairly standard turn rate in the industry.

I do think that there will be a great deal of competition, but if you look over the last five years there's been a great deal of competition on various forms all along. So I don't know that there's anything unique with the situation we find ourselves in now. I do think that there are some pretty formidable competitors out there, but the combination of Juno and NetZero will also give us significant assets, in terms of combined market share, in terms of capital availability, in terms of the strength of two brands as opposed to just one, and a variety of other factors that should help us compete. So that leads me to think that we should be able to hold our own.

What the specific numbers will be, I think only time will tell. In terms of broadband, since you brought it up, I do think that there will be increasing attention paid to broadband over the next few years, but it remains to be seen when the inflection point will arrive. I think people have been looking forward to broadband for a long time. I think we all recognize that if you imagine a scene, ten years, 20 years out, most people probably get their Internet access in a high-speed fashion, but we're not there yet. The average consumer hasn't really taken that step. Early adopters have, but the Juno audience is very much like the AOL audience or the NetZero audience, principally comprised of later adopters, people who are mainstream consumers and haven't yet taken that step to understand why paying extra for high-speed access and maybe incurring the additional burden of an installation visit and so forth would be worth the extra cost. I hope they get there.

We're forming certain key strategic relationships now to experiment with broad band, but it's still very much in the experimental stage, not only for us, but for our competitors as well. Even EarthLink, which is a broad-band friendly service with a lot of early adopter consumers, still has something less than ten percent of their subscriber base on broad band. So I think you'll still see some time before that gets there.


MS. FURUKOWA:

And also a question about your intentions about price increases?


MR. ARDAI:

Now, on price increases. As you know, we did a certain amount of price increasing and we tied it as much as we could to identifying the persons in our subscriber base that were unprofitable or seemed likely to be unprofitable. This goes for either billable subscribers who are paying us discounted prices because we offered promotional offers -- sales effectively -- or to billable subscribers who are paying our list price.

We operate under the premise that a subscriber who is paying you $10 a month and costing you $5 is a good subscriber; a subscriber who is paying you $20 a month, but costing you $30 is a bad subscriber. It goes without saying that the subscriber who is costing you $30 a month and paying you nothing is an even worse subscriber, of course.

Having identified the persons in the subscriber base that were unprofitable, or likely to become so, we took steps to ensure that the offers we extended to them as the offers they were on expired would make money for us. So there were price increases, and that's part of the reason that you saw a dip -- a modest dip, less than one percent per month -- in billable subscribe accounts over the course of the second quarter. This was a period during which price increases were going into effect. We don't have any immediate plans to follow up with additional or further price increases.

One of the things that I think makes the Juno - NetZero combination particularly effective is that I believe there's a great deal of consumer interest in a value alternative to the high-end services like AOL, Microsoft Network, and EarthLink, all of which charge in excess of $20 a month for a service that is fundamentally the same as what you can get from Juno or NetZero for $9.95 or $14.95, depending on the plan you're interested in. I think there are a lot of consumers, from my own personal experience, if nothing else, who would very happily save $10 a month or more, rather than pay a little extra for essentially brand appeal. So we do think that there is a terrific positioning in being a leader in the value price segment.

We do also expect to watch the relationship between the prices we charge and the expenses members cause us to incur to make sure that we're actually making money, but we know we can make money at $9.95, we can make money at $14.95. It shouldn't be necessary for us to raise prices the way Earth Link and AOL did to be an effective and profitable entity.


OPERATOR:

Gentlemen, at this time it appears that we have no further questions. I would like to go ahead and turn the conference back over to Becky Yeamans.


MS. YEAMANS:

That concludes our question-and-answer session for today.



(The conference call is concluded.)